UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 8, 2015

(Commission File Number) 001-34214

THE BANK OF KENTUCKY FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Kentucky	61-1256535
(State of incorporation)	(I.R.S. Employer Identification Number)

111 Lookout Farm Drive

Crestview Hills, Kentucky 41017

(Address of Registrant’s principal executive office)

(859) 371-2340

(Registrant’s telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS.

On January 8, 2015, The Bank of Kentucky Financial Corporation (“BKYF”) and BB&T Corporation (“BB&T”) entered into an agreement in principle with plaintiff regarding the settlement of a putative class action captioned Sector Grid Trading Company v. Bank of Kentucky Financial Corporation, et al., No. 14-C1-2302 (the “Kentucky Action”), pending before the Kenton Circuit Court of the Commonwealth of Kentucky.

The Kentucky Action relates to the Agreement and Plan of Merger, dated as of September 5, 2014, by and between BB&T and BKYF. Pursuant to the agreement in principle, BKYF and BB&T agreed to make available additional information to BKYF shareholders. The additional information is contained in the supplement (the “Supplement”) to the Proxy Statement/Prospectus of BB&T and BKYF, dated December 4, 2014 (the “Proxy Statement”) attached as Exhibit 99.1 to this Report. The Supplement should be read in conjunction with the Proxy Statement and the documents incorporated by reference therein.

BKYF, BB&T, and the other defendants deny all of the allegations made by plaintiff in the Kentucky Action and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, BKYF, BB&T, and the other defendants have agreed to settle the Kentucky Action in order to avoid the costs, disruption, and distraction of further litigation.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

The following exhibit is furnished as part of this Report:

99.1	Supplement dated January 8, 2015 to Proxy Statement/Prospectus dated December 4, 2014.

Additional Information for Shareholders

BKYF, BB&T, and the other defendants deny all of the allegations made by plaintiff in the Kentucky Action and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, BKYF, BB&T, and the other defendants have agreed to settle the Kentucky Action in order to avoid the costs, disruption, and distraction of further litigation. BB&T filed a Registration Statement on Form S-4 that includes a Proxy Statement of BKYF and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction, and BKYF also filed such

Proxy Statement/Prospectus with the SEC and mailed such Proxy Statement/Prospectus to its shareholders. SHAREHOLDERS OF THE BANK OF KENTUCKY FINANCIAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BKYF and BB&T, may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from BKYF by accessing BKYF’s website at www.bankofky.com under the heading “Investor Relations” and then under “SEC Filings,” or from BB&T at www.bbt.com under the heading “About BB&T” and then under the heading “Investor Relations” and then under “BB&T Corporation’s SEC Filings.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065, or to The Bank of Kentucky Financial Corporation, 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017, Attention: Executive Vice President and Chief Financial Officer, Telephone: (859) 372-5169.

BKYF and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BKYF in connection with the proposed merger. Information about the directors and executive officers of BKYF and their ownership of BKYF’s common stock is set forth in the proxy statement for BKYF’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 17, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 8, 2015

THE BANK OF KENTUCKY FINANCIAL CORPORATION

By:	/s/ Martin J. Gerrety
	Name:	Martin J. Gerrety
	Title:	Treasurer and Assistant Secretary